December 1, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, NE
Washington, D.C. 20549
Attention: Joseph McCann, Esq.

Re:	GSE Systems, Inc. – Request for Withdrawal – Form RW Relating to the Registration on Form S-3 SEC File No. 333-275791

Ladies and Gentlemen:

GSE Systems, Inc. (the “Company”) previously filed the above-referenced document, purportedly a registration statement on Form S-3, on November 30, 2023 (the “Purported Registration Statement”). Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the Purported Registration Statement, together with all exhibits and amendments thereto, be withdrawn at your earliest convenience.

The Company is requesting withdrawal of the Purported Registration Statement because of a filing error relating to the EDGAR coding. The Purported Registration Statement was incorrectly coded and filed as an “S-3,” whereas the Company intended the Purported Registration Statement to be filed with the Commission with the code “POS AM (on S-3)”. No securities have been issued or sold under the Purported Registration Statement.

Please direct any questions or comments concerning this request to our counsel, Miles & Stockbridge P.C., by calling Scott R. Wilson at (410) 385-3590 or Christopher R. Johnson at (410) 385-3532.

GSE SYSTEMS, INC.

By:	/s/ Emmett Pepe
Name:	Emmett Pepe
Title:	Chief Financial Officer

cc:	Scott R. Wilson, Miles & Stockbridge P.C. Christopher R. Johnson, Miles & Stockbridge P.C.